UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 July 2026

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 July 2026

Operational review for the year ended 30 June 2026

Record iron ore and ~2 Mt copper production, disciplined cost performance and strengthened growth pipeline

“We finished the year strongly, delivering safe and reliable operations while setting several performance records across the business.

For the second consecutive year, we produced around 2 Mt of copper and delivered record iron ore production, demonstrating the power of a disciplined operating system and world-class assets. We achieved this against a backdrop of stronger realised prices for both copper and iron ore, with copper prices around 35 per cent higher than a year ago. Cost control was particularly strong, with every asset expected to be within unit cost guidance despite headwinds from inflation, higher diesel prices and global supply chain disruptions.

Importantly, we delivered these results while continuing to build the next phase of growth. During the year we progressed applications to restart Cerro Colorado in Chile, defined development pathways for Copper South Australia, Escondida and Spence, and expanded our future copper options in the US through progress at Resolution and our investment in Faraday, while Vicuña received RIGI approval. In Canada, Jansen is on track to begin potash production next year, adding a new commodity and further diversifying our portfolio.

We enter the new year with momentum and significant opportunities to accelerate improvements in safety, productivity and reliability through our operating system and the adoption of technology.

The broader economic picture remains resilient amid recent commodity market volatility. We continue to see strength in the US and China, even as the global economy adjusts to evolving trade dynamics. We remain confident in the demand for our core commodities, supported by the long-term trends shaping the world, including industrialisation, urbanisation, digitalisation, the energy transition, population growth and food security.”

Brandon Craig,

BHP Chief Executive Officer

Summary

Operational excellence	Copper growth

Copper ~2 Mt; record iron ore production	Progressing copper growth options

We delivered copper production of ~2 Mt for the second consecutive year driven by strong performance at Escondida. WAIO achieved record iron ore production, BMA delivered the highest stripping volumes in five years, and NSWEC exceeded the top end of its production guidance range.

FY26 unit costs are expected to be at the bottom end of the guidance ranges for all copper assets, within the range for WAIO and towards the top end for BMA, demonstrating strong cost management, resilience in a challenging macro-economic environment and the benefits of by-product credit contributions.

FY27 production guidance remains strong underpinned by the world’s largest copper portfolio[i] and continued growth in steelmaking commodities.

In June, Vicuña received approval for the inclusion of the Josemaria and Filo del Sol deposits to Argentina’s Incentive Regime for Large Investments (RIGI) under the Long-Term Strategic Export Projects designation (PEELP). Vicuña is the first mining project to be granted the RIGI PEELP status which ensures the fiscal framework under which Vicuña will operate remains unchanged for 40 years. Vicuña remains on track for a Stage 1 FID in CY26.

BHP also advanced its Chilean copper growth options with submission of the Environmental Impact Assessment (EIA) for a potential restart of the Cerro Colorado operations.

We plan to host a site visit to Copper SA in November, where we will provide further detail regarding our strategy and plans to potentially double the asset’s copper production.

Strategic partnerships	Executive and Board updates

Unlocking value through trusted relationships	Strengthening leadership to deliver strategy

In July, BHP signed definitive agreements for the previously announced transaction for Faraday Copper Corp (Faraday) to acquire BHP’s legacy asset San Manuel in Arizona, USA in exchange for a 30% equity interest in Faraday on a fully diluted basis. Spence also signed a MOU with Sierra Gorda SCM to explore commercial collaboration opportunities aimed at improving the efficiency and long-term competitiveness of these two adjacent operations.

We progressed the trial of two Cat® 793 XE battery-electric haul trucks at WAIO, in an industry-first collaboration with Rio Tinto and Caterpillar, supporting efforts to lower GHG emissions in large-scale mining.

Brandon Craig commenced as CEO and a Director of BHP and announced the Executive Leadership Team (ELT). On 1 July 2026, Jessica Farrell commenced as President North America and acting President South America. From 1 September 2026, Geraldine Slattery’s role as President Australia will expand to include responsibility for Copper SA, while Edgar Basto will transition to the role of Chief Enterprise Performance Officer. The broader ELT remains unchanged, providing leadership continuity.

On 1 June 2026, Mark Vassella joined the BHP Board as a Non- executive Director.

Production	Quarter performance			Full year performance		Guidance

	Q4 FY26	v Q3 FY26	v Q4 FY25	FY26	v FY25	FY26e	FY27e

Copper (kt)	491.9	3%	(5%)	1,952.8	(3%)	1,900 – 2,000	1,650 – 1,800

Escondida (kt)	311.9	3%	(5%)	1,261.2	(3%)	1,200 – 1,275	1,000 – 1,100

Pampa Norte (Spence) (kt)	54.5	22%	(26%)	212.6	(21%)	210 – 220	210 – 230

Copper South Australia (kt)	90.2	9%	(2%)	320.7	2%	310 – 340	290 – 320

Antamina (kt)	35.3	(20%)	67%	151.5	27%	150 – 160	120 – 140

Carajás (kt)[1]	-	-	-	6.8	(28%)	-	-

Iron ore (Mt)	68.1	8%	(3%)	264.7	1%	258 – 269	260 – 272

WAIO (Mt)	66.2	9%	(3%)	256.9	0%	251 – 262	253 – 264

WAIO (100% basis) (Mt)	74.8	7%	(3%)	291.2	0%	284 – 296	286 – 298

Samarco (Mt)	2.0	4%	0%	7.8	25%	7 – 7.5	7.5 – 8.0

Steelmaking coal – BMA (Mt)	5.7	48%	10%	18.6	3%	18 – 20	18.5 – 20.5

BMA (100% basis) (Mt)	11.3	48%	10%	37.3	3%	36 – 40	37 – 41

Energy coal – NSWEC (Mt)	4.2	4%	3%	16.4	9%	14 – 16	14 – 16

1. The divestment of Carajás was completed on 2 April 2026.

BHP | Operational review for the year ended 30 June 2026

Summary of disclosures

BHP expects its financial results for the second half of FY26 (H2 FY26) to reflect certain items summarised in the table below. The table does not provide a comprehensive list of all items impacted during the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 18 August 2026. Accordingly, the information in the table below contains preliminary information that is subject to update and finalisation.

Description	H2 FY26 impact[i] (US$M)		Classificationii

Unit costs

Unit costs for FY26 (at guidance FX rates and by-product prices) are expected to be at the bottom end of the guidance ranges at Escondida, Spence and Copper SA, within the guidance range at WAIO and towards the top end of the guidance range at BMA.	-		Operating costs

Note: Average realised exchange rates for FY26 of AUD/USD 0.68 (guidance rate AUD/USD 0.65) and USD/CLP 920 (guidance rate USD/CLP 940). Copper SA unit cost guidance is calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb.	-

Income statement

Higher depreciation and amortisation compared to H1 FY26 due to the capitalisation of various projects across the Group	~450		Depreciation and amortisation

Negative EBITDA for WA Nickel	~150		EBITDA

Negative EBITDA for Jansen	~150		EBITDA

Resources Community Investment Initiative (RCII) funding – Iron ore	100 – 150		Operating costs

Gain on disposal of BHP’s entire equity interest in SolGold	~100		Other income

The Group’s adjusted effective tax rate for FY26 is expected to be in the lower half of the guidance range of 36 – 40%	-		Taxation expense

Cash flow statement

Net cash tax paid	5,400 – 5,500		Operating cash flow

Dividends received from equity-accounted investments	~550		Operating cash flow

Decrease in working capital (higher operating cash flow)	600 – 700		Operating cash flow

Impact of BHP Brasil’s obligations relating to the Samarco dam failure:

- Proceeds received from forward exchange hedging contracts	~350		Operating cash flow

- Settlement payments made in relation to the agreement with Brazil public authorities	~900		Investing cash flow

Capital and exploration spend	~5,000		Investing cash flow

Proceeds received from sale of assets	~700		Investing cash flow

Proceeds received from the Antamina silver streaming transaction	~4,300		Financing cash flow

Payment of the H1 FY26 dividend	~3,700		Financing cash flow

Dividends paid to non-controlling interests	~1,400		Financing cash flow

Balance sheet

The Group’s net debt balance as at 30 June 2026 is expected to be ~US$9 bn	-		Net debt

Exceptional items

Jansen project impairment (pre and post-tax)	~2,300		Exceptional item

Financial impact of the Samarco dam failure	Refer footnote	iii	Exceptional item

i	Numbers are not tax effected, unless otherwise noted.

ii	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.

ii	Financial impact is the subject of ongoing work and is not yet finalised. See iron ore section for further information on Samarco operations.

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

BHP | Operational review for the year ended 30 June 2026

Segment and asset performance | FY26 v FY25

Copper
Production 1,953 kt ê3% FY25 2,017 kt FY27e 1,650 – 1,800 kt Average realised price US$5.74/lb é35% FY25 US$4.25/lb

Total copper production decreased 3% to 1,953 kt. Copper production for FY27 is expected to be between 1,650 and 1,800 kt predominately as a result of the forecast grade decline at Escondida.

Escondida 1,261 kt ê3% (100% basis)

Production decreased due to planned lower concentrator feed grade of 0.90% (FY25: 1.02%). This was partially offset by continued strong operational performance and productivity improvements, with record material mined, record concentrator throughput and improved recoveries, driven by operational enhancements, including the introduction of new reagents. Cathode production increased, supported by higher Full SaL recoveries and improved operational performance enabling additional sulphide leach pad irrigation.

Production guidance for FY27 remains unchanged at between 1,000 and 1,100 kt. Concentrator feed grade for FY27 is expected to be ~0.70%.

Pampa Norte 213 kt ê21%

Spence production decreased due to ongoing challenges with processing complex ore at the concentrator and the planned decline in stacked feed grade at the cathode plant, as we progress deeper into the hypogene mineralisation of the ore body. The Spence Concentrator Upgrade Recovery project, which upgrades the flotation circuit to increase residence time and improve recoveries, was sanctioned in June 2026, with first production expected during FY28. Once commissioned, we expect the project will allow us to more effectively manage Spence’s ore complexity and variability. The Spence Chalcopyrite Leaching project was also sanctioned in June 2026, which includes the implementation of BHP’s sulphide leaching technology, Simple Approach to Leaching 2, to enable processing of hypogene ores and to utilise latent capacity in the cathode infrastructure, with first production expected in CY28.

Spence production for FY27 is expected to be between 210 and 230 kt as we continue to manage ore variability via blending at the concentrator before the concentrator upgrades come online in FY28.

Cerro Colorado submitted an Environmental Impact Assessment (EIA) in June, setting out a plan to restart operations and extend the mine life for an additional 20 years through upgrading existing infrastructure and developing a sustainable water solution. The project aims to leverage existing resources and proven BHP chloride leaching technology to produce copper cathodes.

Copper South Australia 321 kt é2%

Production increased due to strong operational performance, including record material mined and ore milled, as well as the weather-related power outage in the prior period which impacted FY25 production. Olympic Dam achieved a 20-year copper production record, while Prominent Hill benefited from higher feed grades. Carrapateena achieved record material mined and milled, which partially offset the impact of planned lower grades.

By-product volumes were also strong with record gold production, including record refined gold, capitalising on strong prices, while uranium production also increased 16%.

At Prominent Hill, wet weather affecting site access and logistics in Q3 resulted in lower concentrate and associated by-product sales and higher FY26 closing inventories. This inventory is expected to be sold in H1 FY27.

In July 2026, there was an unplanned failure of the underground conveyor belt at Carrapateena. No one was injured, however a replacement belt will be required to be installed. The recovery and replacement process is expected to result in up to eight weeks of mine production impact. We also plan to increase our anode inventory in FY27 to supply the refinery during the (six yearly) smelter campaign maintenance scheduled for H1 FY28. As a result, production for FY27 is expected to be between 290 and 320 kt.

BHP | Operational review for the year ended 30 June 2026

Other copper

At Antamina, copper production increased to a financial year record of 152 kt as a result of higher feed grades and improved operational performance. Zinc production decreased to 96 kt due to lower feed grades. Production for FY27 is expected to be between 120 and 140 kt for copper and between 35 and 55 kt for zinc due to planned lower feed grades.

The definitive agreements signed with Faraday provide a pathway for the development by Faraday of a new copper hub in Arizona, combining existing infrastructure and mineral inventory at San Manuel with Faraday’s adjacent Copper Creek project. Consolidated development will support future investment, employment opportunities, and help advance domestic US copper supply. Including shares acquired through a private placement completed in March 2026, BHP’s overall shareholding in Faraday will increase to ~32.5% on a non-diluted basis at completion, which is expected in Q1 FY27, subject to satisfaction of customary closing conditions. BHP also holds interests in other projects within the broader Arizona copper district, including at Resolution and Globe-Miami.

Iron ore
Production 265 Mt é1% FY25 263 Mt FY27e 260 – 272 Mt Average realised price (WAIO) US$84.56/wmt é3% FY25 US$82.13/wmt

Iron ore production increased 1% to a record 265 Mt. Iron ore production for FY27 is expected to be between 260 and 272 Mt.

WAIO 257 Mt é0% | 291 Mt (100% basis)

WAIO delivered record production as a result of strong operational performance across the supply chain. WAIO achieved record material mined (up 6%), with South Flank exceeding annual nameplate capacity. A draw down of inventory at the Central Pilbara Hub (South Flank and Mining Area C) supported record volumes and provided value chain resilience. At port, Car Dumper (CD) performance improved following the completion of the CD3 rebuild in Q1 FY26 (4.3 Mt impact, 100% basis), which alongside the planned reduction in tie-in activity on the multi-year Rail Technology Program (RTP1) and combined with operational improvements across the rail network, generated increased efficiency, record inflow and record shipments (100% basis).

Production for FY27 is expected to be between 253 and 264 Mt (286 and 298 Mt on a 100% basis) and includes the renewal of CD4 in H1 FY27.

In June, the execution of the Ministers North project was approved for an investment of ~US$0.9 bn (100% basis). Ministers North is a high-grade Brockman ore deposit and is expected to deliver ~20 Mtpa once ramped up, supporting sustained production of >305 Mtpa (100% basis). The project is expected to generate attractive returns of >30%ii as a result of utilising existing Yandi infrastructure. First ore is expected in FY29. Refer to Appendix 3 for more information.

Samarco 7.8 Mt é25% | 15.7 Mt (100% basis)

Production increased due to better than planned concentrator performance. Production for FY27 is expected to be between 7.5 and 8.0 Mt.

Coal Steelmaking coal
Production 18.6 Mt é3% FY25 18.0 Mt FY27e 18.5 – 20.5 Mt Average realised price US$210.21/t é8% FY25 US$193.82/t

BMA 18.6 Mt é3% | 37.3 Mt (100% basis)

Production increased with strong operational performance at the open cut operations, delivering the highest stripping volumes in five years. Improved wet weather operating performance enabled BMA to partially mitigate the impacts of higher-than-average rainfall including Tropical Cyclone Koji, weather-related mine sequencing impacts on yield, and ongoing geotechnical challenges at Broadmeadow. BMA also increased raw coal inventory levels by ~30%, reflecting BMA’s continuing focus on strengthening supply chain stability and resilience.

Production for FY27 is expected to be between 18.5 and 20.5 Mt (37 and 41 Mt on a 100% basis), weighted to the second half.

BHP | Operational review for the year ended 30 June 2026

Energy coal

Production	NSWEC 16.4 Mt é9%

16.4 Mt é9% FY25 15.0 Mt FY27e 14 – 16 Mt Average realised price US$104.28/t ê3% FY25 US$107.80/t

Strong operational performance resulted in NSWEC exceeding the top end of production guidance in FY26, primarily as a result of increased bypass coal due to mine sequencing. This was further supported by mining lower strip ratio areas as part of pathway to 2030 closure.

Production for FY27 is expected to be between 14 and 16 Mt.

Quarterly performance | Q4 FY26 v Q3 FY26

Copper		Iron ore
492 kt é3% Q3 FY26 477 kt

Higher cathode production at Escondida, increased cathode production and concentrator throughput at Spence, and record concentrate production at Copper SA, partially offset by lower concentrator throughput at Antamina.

		68 Mt é8% Q3 FY26 63 Mt	Higher production at WAIO driven by strong supply chain performance following wet weather, operational adjustments and planned maintenance in the prior period.
Steelmaking coal		Energy coal
5.7 Mt é48% Q3 FY26 3.8 Mt	Higher production due to strong recovery in stripping performance and improved yield following Tropical Cyclone Koji, as well as the completion of the longwall move at Broadmeadow in Q3.	4.2 Mt é4% Q3 FY26 4.0 Mt	Higher production due to mine sequencing and mining lower strip ratio areas.

Footnotes:

i	BHP’s FY27 copper production guidance relative to CY26 copper production guidance provided by other major copper producers on a consolidated basis.

ii	Calculated based on long-term consensus iron ore price.

BHP | Operational review for the year ended 30 June 2026

Appendix 1

Average realised pricesi

	Quarter performance				H2 performance			Full year performance

Average realised prices[i]	Q4 FY26	v Q3 FY26		v Q4 FY25	H2 FY26	v H1 FY26	v H2 FY25	FY26	v FY25

Copper (US$/lb)ii, iii	6.53	11%		47%	6.21	18%	38%	5.74	35%

Iron ore (US$/wmt, FOB)iv	83.58	(2%	)	5%	84.42	0%	2%	84.56	3%

Steelmaking coal (US$/t)[v]	232.88	3%		31%	230.37	22%	28%	210.21	8%

Energy coal (US$/t)vi	117.74	11%		37%	112.15	17%	23%	104.28	(3%	)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii

The majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrate sales, with price differentials applied for location and treatment costs.

iii

At 30 June 2026, the Group had 429 kt of outstanding copper sales that were revalued at a weighted average price of US$6.07/lb. The final price of these sales will be determined in FY27. In addition, 434 kt of copper sales from FY25 were subject to a finalisation adjustment in the current period.

iv

The majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials reflecting market fundamentals and product quality. Iron ore sales for FY26 and Q4 FY26 were based on an average moisture rate of 6.7% and 6.6% respectively (FY25 and Q4 FY25: 7.1%).

v

The majority of steelmaking coal and energy coal exports were either linked to index pricing for the month of scheduled shipment or priced on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

vi	Export sales only. Includes energy coal sales from steelmaking coal mines.

Unit cost guidance

FY26 unit cost guidance[i]

Unit cost	Previous	Current

Escondida (US$/lb)	1.00 – 1.20	1.00 – 1.20	Bottom end

Spence (US$/lb)	2.10 – 2.40	2.10 – 2.40	Bottom end

Copper SA (US$/lb)ii	1.00 – 1.50	1.00 – 1.50	Bottom end

WAIO (US$/t)	18.25 – 19.75	18.25 – 19.75	–

BMA (US$/t)	116 – 128	116 – 128	Top end

i	FY26 unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940. Italics signify an update since the Q3 FY26 Operational Review.

ii	Copper SA unit cost guidance is calculated using the following assumptions for by-products: gold US$2,900/oz, and uranium US$70/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 – 1,000 ktpa	US$1.50 – 1.80/lb

Spence	~235 ktpa	US$2.05 – 2.35/lb

WAIO (100% basis)iv	>305 Mtpa	<US$17.50/t

BMA (100% basis)	43 – 45 Mtpa	<US$110/t

i	Medium term refers to a five-year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.65 and USD/CLP 940.

iii	FY27 production guidance of 1,000 – 1,100 kt. Medium term refers to an average for FY28 to FY31.

iv	Sustained production of >305 Mtpa (100% basis) from Q4 FY28.

Major projects

Commodity	Project and ownership	Project scope / capacity	Project expenditure[i] US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	8,400	Mid-CY27	Project is 84% complete

Potash	Jansen Stage 2 (Canada) 100%	Development of the next stage of the project, including completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	6,900	Late-FY31	Project is 16% complete

i	Includes: project capital expenditure, project operating expenditure, cost to construct right-of-use assets (i.e. Westshore port terminal and third-party rail line) and related contingencies.

Exploration

Minerals exploration and evaluation expenditure was US$408 m for FY26 (FY25: US$396 m), of which US$347 m was expensed (FY25: US$346 m).

BHP | Operational review for the year ended 30 June 2026

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var	Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var
			2025	2025	2025	2026	2026	2026	2025	%	2025	2025	2025	2026	2026	2026	2025	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	375.9	374.0	366.5	347.7	337.6	1,425.8	1,508.0	(5%)	377.6	343.0	373.8	350.0	321.2	1,388.0	1,540.9	(10%)
	Escondida	kt	278.6	282.4	270.5	248.3	245.6	1,046.8	1,127.2	(7%)	285.5	258.3	277.7	252.1	233.6	1,021.7	1,142.9	(11%)
	Pampa Norte (Spence)	kt	42.2	35.4	33.3	25.7	26.9	121.3	150.6	(19%)	37.3	33.2	27.9	34.9	24.4	120.4	154.3	(22%)
	Copper South Australia	kt	31.7	19.9	22.2	27.5	29.8	99.4	101.9	(2%)	30.9	15.9	24.8	18.0	27.3	86.0	111.0	(23%)
	Antamina	kt	21.2	33.9	38.2	44.1	35.3	151.5	118.9	27%	21.8	33.1	40.4	43.3	35.9	152.7	122.1	25%
	Carajás[1]	kt	2.2	2.4	2.3	2.1	-	6.8	9.4	(28%)	2.1	2.5	3.0	1.7	-	7.2	10.6	(32%)
	Cathode	kt	140.3	119.6	124.0	129.1	154.3	527.0	508.7	4%	148.4	105.9	130.7	118.7	162.1	517.4	512.4	1%
	Escondida	kt	48.7	46.5	46.7	54.9	66.3	214.4	177.7	21%	52.7	38.1	50.0	50.1	71.8	210.0	180.9	16%
	Pampa Norte (Spence)	kt	31.2	20.4	24.4	18.9	27.6	91.3	117.0	(22%)	34.1	17.9	25.4	17.4	29.3	90.0	118.9	(24%)
	Copper South Australia	kt	60.4	52.7	52.9	55.3	60.4	221.3	214.0	3%	61.6	49.9	55.3	51.2	61.0	217.4	212.6	2%
	Total	kt	516.2	493.6	490.5	476.8	491.9	1,952.8	2,016.7	(3%)	526.0	448.9	504.5	468.7	483.3	1,905.4	2,053.3	(7%)
Lead	Payable metal in concentrate	t	1,829	754	91	209	225	1,279	2,232	(43%)	837	1,469	551	14	207	2,241	1,178	90%
	Antamina	t	1,829	754	91	209	225	1,279	2,232	(43%)	837	1,469	551	14	207	2,241	1,178	90%
Zinc	Payable metal in concentrate	t	40,415	35,991	27,003	17,723	15,410	96,127	108,607	(11%)	37,263	41,499	26,046	18,573	14,703	100,821	104,449	(3%)
	Antamina	t	40,415	35,991	27,003	17,723	15,410	96,127	108,607	(11%)	37,263	41,499	26,046	18,573	14,703	100,821	104,449	(3%)
Gold	Payable metal in concentrate	troy oz	95,949	76,242	73,585	105,321	84,889	340,037	361,926	(6%)	95,523	66,377	82,099	87,012	87,621	323,109	375,990	(14%)
	Escondida	troy oz	40,292	35,348	31,927	52,473	39,706	159,454	169,075	(6%)	40,292	35,348	31,927	52,473	39,706	159,454	169,075	(6%)
	Pampa Norte (Spence)	troy oz	2,961	2,589	2,724	3,800	3,595	12,708	12,980	(2%)	2,961	2,589	2,724	3,800	3,595	12,708	12,980	(2%)
	Copper South Australia	troy oz	50,871	36,489	36,993	47,264	41,588	162,334	172,565	(6%)	50,577	26,476	45,024	29,234	44,320	145,054	185,882	(22%)
	Carajás[1]	troy oz	1,825	1,816	1,941	1,784	-	5,541	7,306	(24%)	1,693	1,964	2,424	1,505	-	5,893	8,053	(27%)
	Refined gold	troy oz	46,789	50,716	61,910	54,511	63,888	231,025	188,658	22%	49,241	51,147	59,054	57,336	55,962	223,499	191,028	17%
	Copper South Australia	troy oz	46,789	50,716	61,910	54,511	63,888	231,025	188,658	22%	49,241	51,147	59,054	57,336	55,962	223,499	191,028	17%
	Total	troy oz	142,738	126,958	135,495	159,832	148,777	571,062	550,584	4%	144,764	117,524	141,153	144,348	143,583	546,608	567,018	(4%)
Silver	Payable metal in concentrate	troy koz	3,911	4,114	4,109	4,839	3,709	16,771	13,756	22%	3,526	4,136	4,252	4,518	3,573	16,479	12,934	27%
	Escondida	troy koz	1,906	1,942	2,176	2,780	2,193	9,091	6,858	33%	1,906	1,942	2,176	2,780	2,193	9,091	6,858	33%
	Pampa Norte (Spence)	troy koz	441	358	316	375	241	1,290	1,823	(29%)	441	358	316	375	241	1,290	1,823	(29%)
	Copper South Australia	troy koz	251	182	179	222	219	802	913	(12%)	226	131	207	162	192	692	912	(24%)
	Antamina	troy koz	1,313	1,632	1,438	1,462	1,056	5,588	4,162	34%	953	1,705	1,553	1,201	947	5,406	3,341	62%
	Refined silver	troy koz	216	227	284	308	281	1,100	1,017	8%	213	255	250	340	249	1,094	1,011	8%
	Copper South Australia	troy koz	216	227	284	308	281	1,100	1,017	8%	213	255	250	340	249	1,094	1,011	8%
	Total	troy koz	4,127	4,341	4,393	5,147	3,990	17,871	14,773	21%	3,739	4,391	4,502	4,858	3,822	17,573	13,945	26%
Uranium	Payable metal in concentrate	t	974	819	903	778	1,147	3,647	3,154	16%	1,230	649	815	650	1,552	3,666	3,257	13%
	Copper South Australia	t	974	819	903	778	1,147	3,647	3,154	16%	1,230	649	815	650	1,552	3,666	3,257	13%
Molybdenum	Payable metal in concentrate	t	337	341	281	341	288	1,251	2,973	(58%)	714	347	322	263	225	1,157	3,287	(65%)
	Pampa Norte (Spence)	t	189	257	269	194	163	883	694	27%	190	208	256	205	132	801	732	9%
	Antamina	t	148	84	12	147	125	368	2,279	(84%)	524	139	66	58	93	356	2,555	(86%)
Iron ore	Western Australia Iron Ore (WAIO)	kt	68,348	62,015	67,766	60,922	66,174	256,877	256,599	0%	67,830	62,430	66,909	58,608	66,430	254,377	254,813	0%
	Samarco	kt	1,951	2,066	1,938	1,882	1,954	7,840	6,254	25%	1,973	2,042	2,512	1,590	1,950	8,094	5,849	38%
	Total	kt	70,299	64,081	69,704	62,804	68,128	264,717	262,853	1%	69,803	64,472	69,421	60,198	68,380	262,471	260,662	1%
Steelmaking coal	BHP Mitsubishi Alliance (BMA)	kt	5,146	4,865	4,291	3,816	5,654	18,626	18,010	3%	5,030	4,472	4,413	3,852	5,905	18,642	17,820	5%
Energy coal	NSW Energy Coal (NSWEC)	kt	4,067	3,518	4,610	4,037	4,196	16,361	15,036	9%	3,926	3,707	4,372	4,048	4,538	16,665	15,189	10%
Nickel[2]	Western Australia Nickel	kt	0.3	-	-	-	-	-	30.2	-	0.2	-	-	-	-	-	33.5	-
Cobalt[2]	Western Australia Nickel	t	-	-	-	-	-	-	450	-	-	-	-	-	-	-	415	-

1 The divestment of Carajás was completed on 2 April 2026.

2 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational review for the year ended 30 June 2026

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var	Jun	Sep	Dec	Mar	Jun	Jun	Jun	Var
		2025	2025	2025	2026	2026	2026	2025	%	2025	2025	2025	2026	2026	2026	2025	%
Production and sales
By asset
Copper

Metals production is payable metal unless otherwise noted.
Escondida, Chile¹	BHP interest 57.5%
Material mined	kt	122,386	114,527	112,808	114,506	130,749	472,590	455,923	4%
Concentrator throughput	kt	36,490	36,721	35,628	34,225	35,862	142,436	137,160	4%
Average copper grade - concentrator	%	0.95%	0.94%	0.91%	0.88%	0.85%	0.90%	1.02%	(13%)
Production ex mill	kt	291.0	294.2	279.7	255.1	253.5	1,082.5	1,166.3	(7%)
Payable copper	kt	278.6	282.4	270.5	248.3	245.6	1,046.8	1,127.2	(7%)	285.5	258.3	277.7	252.1	233.6	1,021.7	1,142.9	(11%)
Copper cathode (EW)	kt	48.7	46.5	46.7	54.9	66.3	214.4	177.7	21%	52.7	38.1	50.0	50.1	71.8	210.0	180.9	16%
Oxide leach	kt	16.3	16.8	11.1	19.9	29.3	77.1	50.6	52%
Sulphide leach	kt	32.4	29.7	35.6	35.0	37.0	137.3	127.1	8%
Total copper	kt	327.3	328.9	317.2	303.2	311.9	1,261.2	1,304.9	(3%)	338.2	296.4	327.7	302.2	305.4	1,231.7	1,323.8	(7%)
Payable gold concentrate	troy oz	40,292	35,348	31,927	52,473	39,706	159,454	169,075	(6%)	40,292	35,348	31,927	52,473	39,706	159,454	169,075	(6%)
Payable silver concentrate	troy koz	1,906	1,942	2,176	2,780	2,193	9,091	6,858	33%	1,906	1,942	2,176	2,780	2,193	9,091	6,858	33%
1 Presented on a 100% basis. BHP interest in saleable production is 57.5%.
Pampa Norte (Spence), Chile¹	BHP interest 100%
Material mined	kt	25,944	24,695	22,895	21,690	22,066	91,346	96,290	(5%)
Ore stacked	kt	5,413	5,652	5,354	4,435	5,146	20,587	21,899	(6%)
Average copper grade - stacked	%	0.67%	0.61%	0.58%	0.66%	0.64%	0.62%	0.71%	(12%)
Concentrator throughput	kt	7,792	7,778	8,002	7,329	8,107	31,216	30,815	1%
Average copper grade - concentrator	%	0.66%	0.65%	0.60%	0.53%	0.50%	0.57%	0.64%	(11%)
Payable copper	kt	42.2	35.4	33.3	25.7	26.9	121.3	150.6	(19%)	37.3	33.2	27.9	34.9	24.4	120.4	154.3	(22%)
Copper cathode (EW)	kt	31.2	20.4	24.4	18.9	27.6	91.3	117.0	(22%)	34.1	17.9	25.4	17.4	29.3	90.0	118.9	(24%)
Total copper	kt	73.4	55.8	57.7	44.6	54.5	212.6	267.6	(21%)	71.4	51.1	53.3	52.3	53.7	210.4	273.2	(23%)
Payable gold concentrate	troy oz	2,961	2,589	2,724	3,800	3,595	12,708	12,980	(2%)	2,961	2,589	2,724	3,800	3,595	12,708	12,980	(2%)
Payable silver concentrate	troy koz	441	358	316	375	241	1,290	1,823	(29%)	441	358	316	375	241	1,290	1,823	(29%)
Payable molybdenum	t	189	257	269	194	163	883	694	27%	190	208	256	205	132	801	732	9%

1 Pampa Norte consists of Spence and Cerro Colorado. Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational review for the year ended 30 June 2026

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2025	Sep 2025	Dec 2025	Mar 2026	Jun 2026	Jun 2026	Jun 2025	Var %	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Jun 2026	Jun 2026	Jun 2025	Var %
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	33.2	25.5	24.8	28.3	30.7	109.3	113.9	(4%)	30.9	15.9	24.8	18.0	27.3	86.0	111.0	(23%)
	Cathode	kt	60.4	52.7	52.9	55.3	60.4	221.3	214.0	3%	61.6	49.9	55.3	51.2	61.0	217.4	212.6	2%
	Total copper	kt	93.6	78.2	77.7	83.6	91.1	330.6	327.9	1%	92.5	65.8	80.1	69.2	88.3	303.4	323.6	(6%)
	Payable metal in concentrate transfer to Olympic Dam	kt	(1.5)	(5.6)	(2.6)	(0.8)	(0.9)	(9.9)	(12.0)	(18%)
	Net copper	kt	92.1	72.6	75.1	82.8	90.2	320.7	315.9	2%
Gold	Payable metal in concentrate	troy oz	53,055	47,893	41,351	48,532	43,408	181,184	197,892	(8%)	50,577	26,476	45,024	29,234	44,320	145,054	185,882	(22%)
	Refined gold	troy oz	46,789	50,716	61,910	54,511	63,888	231,025	188,658	22%	49,241	51,147	59,054	57,336	55,962	223,499	191,028	17%
	Total gold	troy oz	99,844	98,609	103,261	103,043	107,296	412,209	386,550	7%	99,818	77,623	104,078	86,570	100,282	368,553	376,910	(2%)
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(2,184)	(11,404)	(4,358)	(1,268)	(1,820)	(18,850)	(25,327)	(26%)
	Net gold	troy oz	97,660	87,205	98,903	101,775	105,476	393,359	361,223	9%
Silver	Payable metal in concentrate	troy koz	258	213	193	226	224	856	974	(12%)	226	131	207	162	192	692	912	(24%)
	Refined silver	troy koz	216	227	284	308	281	1,100	1,017	8%	213	255	250	340	249	1,094	1,011	8%
	Total silver	troy koz	474	440	477	534	505	1,956	1,991	(2%)	439	386	457	502	441	1,786	1,923	(7%)
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(7)	(31)	(14)	(4)	(5)	(54)	(61)	(11%)
	Net silver	troy koz	467	409	463	530	500	1,902	1,930	(1%)
Uranium		t	974	819	903	778	1,147	3,647	3,154	16%	1,230	649	815	650	1,552	3,666	3,257	13%

Olympic Dam
	Material mined	kt	2,587	2,818	2,763	2,732	2,927	11,240	9,737	15%
	Ore milled	kt	2,859	2,640	2,926	2,565	2,769	10,900	10,345	5%
	Average copper grade	%	2.05%	1.97%	1.97%	1.92%	2.14%	2.00%	2.03%	(1%)
	Average uranium grade	kg/t	0.56	0.55	0.56	0.57	0.65	0.58	0.58	1%
	Copper cathode (ER and EW)	kt	60.4	52.7	52.9	55.3	60.4	221.3	214.0	3%	61.6	49.9	55.3	51.2	61.0	217.4	212.6	2%
	Refined gold	troy oz	46,789	50,716	61,910	54,511	63,888	231,025	188,658	22%	49,241	51,147	59,054	57,336	55,962	223,499	191,028	17%
	Refined silver	troy koz	216	227	284	308	281	1,100	1,017	8%	213	255	250	340	249	1,094	1,011	8%
	Payable uranium	t	974	819	903	778	1,147	3,647	3,154	16%	1,230	649	815	650	1,552	3,666	3,257	13%

Prominent Hill
	Material mined	kt	1,210	1,049	1,014	1,026	1,271	4,360	4,367	0%
	Ore milled	kt	1,998	1,621	1,376	1,494	1,651	6,142	6,682	(8%)
	Average copper grade	%	0.92%	0.71%	0.83%	0.90%	0.94%	0.84%	0.80%	5%
	Concentrate produced	kt	33.0	19.0	19.1	25.7	30.7	94.5	93.3	1%
	Payable copper	kt	16.2	9.9	9.7	11.8	13.1	44.5	46.3	(4%)	12.8	4.4	7.5	3.1	12.2	27.2	41.2	(34%)
	Payable gold concentrate	troy oz	28,593	24,105	17,406	23,664	18,941	84,116	99,323	(15%)	25,222	9,033	17,671	5,894	23,401	55,999	86,213	(35%)
	Payable silver concentrate	troy koz	98	61	49	60	63	233	294	(21%)	69	29	45	20	61	155	241	(36%)

Carrapateena
	Material mined	kt	1,583	1,488	1,479	1,632	1,751	6,350	5,731	11%
	Ore milled	kt	1,557	1,511	1,415	1,516	1,713	6,155	5,738	7%
	Average copper grade	%	1.24%	1.18%	1.20%	1.22%	1.17%	1.19%	1.34%	(11%)
	Concentrate produced	kt	58.7	52.4	53.4	61.4	65.2	232.4	226.1	3%
	Payable copper	kt	17.0	15.6	15.1	16.5	17.6	64.8	67.6	(4%)	18.1	11.5	17.3	14.9	15.1	58.8	69.8	(16%)
	Payable gold concentrate	troy oz	24,462	23,788	23,945	24,868	24,467	97,068	98,569	(2%)	25,355	17,443	27,353	23,340	20,919	89,055	99,669	(11%)
	Payable silver concentrate	troy koz	160	152	144	166	161	623	680	(8%)	157	102	162	142	131	537	671	(20%)

BHP | Operational review for the year ended 30 June 2026

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Jun 2025	Sep 2025	Dec 2025	Mar 2026	Jun 2026	Jun 2026	Jun 2025	Var %	Jun 2025	Sep 2025	Dec 2025	Mar 2026	Jun 2026	Jun 2026	Jun 2025	Var %
Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	39,369	58,970	57,442	54,819	60,871	232,102	212,489	9%
Concentrator throughput	kt	10,154	13,307	13,725	13,783	10,984	51,799	49,713	4%
Average head grade - copper	%	0.76%	0.86%	0.98%	1.12%	1.08%	1.01%	0.82%	24%
Average head grade - zinc	%	1.70%	1.26%	1.01%	0.79%	0.74%	0.96%	0.97%	(2%)
Payable copper	kt	21.2	33.9	38.2	44.1	35.3	151.5	118.9	27%	21.8	33.1	40.4	43.3	35.9	152.7	122.1	25%
Payable zinc	t	40,415	35,991	27,003	17,723	15,410	96,127	108,607	(11%)	37,263	41,499	26,046	18,573	14,703	100,821	104,449	(3%)
Payable silver	troy koz	1,313	1,632	1,438	1,462	1,056	5,588	4,162	34%	953	1,705	1,553	1,201	947	5,406	3,341	62%
Payable lead	t	1,829	754	91	209	225	1,279	2,232	(43%)	837	1,469	551	14	207	2,241	1,178	90%
Payable molybdenum	t	148	84	12	147	125	368	2,279	(84%)	524	139	66	58	93	356	2,555	(86%)

Carajás, Brazil¹	BHP interest 100%
Material mined	kt	148	134	147	148	-	429	620	(31%)
Ore milled	kt	176	160	172	156	-	489	636	(23%)
Average copper grade	%	1.40%	1.63%	1.51%	1.48%	-	1.54%	1.64%	(6%)
Production ex mill	kt	9.5	10.3	9.8	8.8	-	28.9	39.9	(28%)
Average gold grade	g/t	0.43	0.46	0.47	0.47	-	0.47	0.48	(3%)
Payable copper	kt	2.2	2.4	2.3	2.1	-	6.8	9.4	(28%)	2.1	2.5	3.0	1.7	-	7.2	10.6	(32%)
Payable gold concentrate	troy oz	1,825	1,816	1,941	1,784	-	5,541	7,306	(24%)	1,693	1,964	2,424	1,505	-	5,893	8,053	(27%)
1 The divestment of Carajás was completed on 2 April 2026.

Iron ore
Iron ore production is reported on the basis of saleable product, which is wet metric tonnes (wmt) for WAIO and dry metric tonnes (dmt) for Samarco.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	15,073	13,724	13,340	13,517	12,100	52,681	54,218	(3%)
Area C Joint Venture	kt	32,824	29,415	32,265	33,584	33,762	129,026	119,110	8%
Yandi Joint Venture	kt	3,854	3,498	2,899	2,941	3,252	12,590	15,890	(21%)
Jimblebar¹	kt	16,597	15,378	19,262	10,880	17,060	62,580	67,381	(7%)
Total	kt	68,348	62,015	67,766	60,922	66,174	256,877	256,599	0%
Total (100%)	kt	77,480	70,246	76,326	69,752	74,840	291,164	289,988	0%
Lump	kt									21,285	20,250	20,595	19,878	22,014	82,737	79,803	4%
Fines	kt									46,545	42,180	46,314	38,730	44,416	171,640	175,010	(2%)
Total	kt									67,830	62,430	66,909	58,608	66,430	254,377	254,813	0%
Total (100%)	kt									76,723	70,592	75,397	67,001	75,105	288,095	287,625	0%
1 Presented on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,951	2,066	1,938	1,882	1,954	7,840	6,254	25%	1,973	2,042	2,512	1,590	1,950	8,094	5,849	38%

BHP | Operational review for the year ended 30 June 2026

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Jun 2025	Sep 2025	Dec 2025	Mar 2026	Jun 2026	Jun 2026	Jun 2025	Var %	Jun 2025	Sep 2025	Dec 2026	Mar 2026	Jun 2026	Jun 2026	Jun 2025	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Goonyella	kt	1,811	1,880	1,254	1,124	1,995	6,253	5,837	7%

	Peak Downs	kt	1,154	1,111	967	1,176	1,584	4,838	4,574	6%

	Saraji	kt	1,079	884	1,146	849	1,073	3,952	4,073	(3%)

	Caval Ridge	kt	1,102	990	924	667	1,002	3,583	3,526	2%

	Total[1]	kt	5,146	4,865	4,291	3,816	5,654	18,626	18,010	3%

	Total (100%)[1]	kt	10,292	9,730	8,582	7,632	11,308	37,252	36,020	3%

	Hard coking coal	kt									4,831	4,428	4,302	3,842	5,522	18,094	17,507	3%

	Energy coal	kt									199	44	111	10	383	548	313	75%

	Total	kt									5,030	4,472	4,413	3,852	5,905	18,642	17,820	5%

	Total (100%)	kt									10,060	8,944	8,826	7,704	11,810	37,284	35,640	5%

1 Production figures include some energy coal.

NSWEC, Australia		BHP interest 100%

	Energy coal - Export	kt									3,554	3,549	4,190	3,935	4,224	15,898	13,569	17%

	Energy coal - Domestic	kt									372	158	182	113	314	767	1,620	(53%)

	Total	kt	4,067	3,518	4,610	4,037	4,196	16,361	15,036	9%	3,926	3,707	4,372	4,048	4,538	16,665	15,189	10%

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia¹		BHP interest 100%

Mt Keith	Nickel concentrate	kt	-	-	-	-	-	-	41.3	-

	Average nickel grade	%	-	-	-	-	-	-	17.0	-

Leinster	Nickel concentrate	kt	-	-	-	-	-	-	72.4	-

	Average nickel grade	%	-	-	-	-	-	-	8.8	-

	Refined nickel	kt	-	-	-	-	-	-	12.2	-	-	-	-	-	-	-	14.3	-

	Nickel sulphate	kt	-	-	-	-	-	-	0.3	-	0.1	-	-	-	-	-	1.1	-

	Intermediates and nickel by-products	kt	0.3	-	-	-	-	-	17.7	-	0.1	-	-	-	-	-	18.1	-

	Total nickel	kt	0.3	-	-	-	-	-	30.2	-	0.2	-	-	-	-	-	33.5	-

	Cobalt by-products	t	-	-	-	-	-	-	450	-	-	-	-	-	-	-	415	-

1	WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational review for the year ended 30 June 2026

Appendix 3

Executive Summary

Ministers North Project

Changes to Western Australia Iron Ore (WAIO) Ore Reserves for Brockman iron material type

•

Ministers North project capital approval underpinned by a Definition Phase Study (equivalent to Feasibility Study) and enabled the first-time declaration of Ore Reserves of the Ministers North deposit.

•	Ministers North Deposit hosts Brockman (BKM) material type and is included within the WAIO Brockman Mineral Resoiurces and Ore Reserves (see the following JORC Table 1).

Table 1 WAIO Brockman material type Mineral Resources (inclusive of Ore Reserves) as at 30 June 2026 in 100% terms reported in accordance with the JORC Code (2012)

Material Type	Measured Resources						Indicated Resources						Inferred Resources						Total Resources
	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI

BKM	3,150	60.6	0.14	4.6	2.6	5.4	5,780	59.5	0.14	5.4	2.5	6.2	9,910	59.1	0.14	5.5	2.6	6.7	18,840	59.4	0.14	5.3	2.6	6.3

Table 2 WAIO Brockman material type Ore Reserves as at 30 June 2026 in 100% terms reported in accordance with the JORC Code (2012)

Material Type	Proved Reserves						Probable eserves						Total Reserves
	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI	Mt	%Fe	%P	%SiO2	%AI2O3	%LOI

BKM	1,290	62.1	0.13	3.5	2.3	4.8	1,210	61.3	0.13	3.9	2.4	5.3	2,500	61.7	0.13	3.7	2.4	5.0

Footnotes to Table 1 and Table 2

1.

The information in this report that relates to Mineral Resources and Ore Reserves is based on information compiled by E Maidens (MAIG), C Allison (MAusIMM) and W Patton (MAusIMM) for Mineral Resources and R Fuentes (MAusIMM), T Cockerill (MAusIMM) and PK Chhajer (MAusIMM) for Ore Reserves. All are Competent Persons who are Members of the Australasian Institute of Mining and Metallurgy (AusIMM), the Australian Institute of Geoscientists (AIG) or a ‘Recognised Professional Organisation’ (RPO). All are full-time employees of BHP and have sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. All the Competent Persons consent to the inclusion in the report of the matters based on his or her information in the form and context in which it appears.

2.

Tonnages are reported as wet million tonnes (Mt), including approximate moisture content of 3% for BKM material type. Qualities (Fe – Iron, P – Phosphorous, SiO2 – Silica, Al2O3 – Alumina) refer to in situ mass percentage on a dry weight basis.

3.	Mineral Resources and Ore Reserves are reported on a Pilbara basis by material type which reflects our single logistics chain and associated management system.

4.	Mineral Resources are restricted to areas which have been identified for inclusion based on a risk assessment, including heritage sites.

5.	BHP ownership varies between 85% and 100%.

6.	Product recovery (tonnage basis) is 100%.

7.	Iron ore is marketed for WAIO as Lump (direct blast furnace feed) and Fines (sinter plant feed).

8.	Cut-off grades used to estimate Mineral Resources and Ore Reserves range from 50 - 62% Fe for all material types. Ore delivered to process facility.

9.

Ore Reserves are located on State Agreement mining leases that guarantee the right to mine. Additional regulatory approvals are required prior to mining operations. Included in the Ore Reserves are a few areas where one or more approvals remain outstanding, but where, based on technical investigations, company knowledge and experience expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current mine schedule.

10.	Tonnes and grade/quality data have been rounded, so small differences may be present in the totals.

11.

Mineral Resources classification is based on drill spacing, assessments of geostatistical parameters, geological confidence and data quality considerations as appropriate and Ore Reserves classification is based on the Mineral Resources classification.

BHP | Operational review for the year ended 30 June 2026

JORC Table 1 (The JORC Code, 2012 Edition) for Ministers North Deposit

Section 1 Sampling Techniques and Data

(Criteria in this section apply to all succeeding sections).

Criteria	Commentary

Sampling techniques

•

WAIO has used Industry standard Reverse Circulation (RC) and diamond core drilling methods to collect samples for geological logging and assay, downhole wireline density and geotechnical / metallurgical test work.

•

Chip samples from RC drilling (dominant sampling method) were collected at 3 m intervals to hole depth with each sample assayed using industry standard X-ray fluorescence (XRF) and thermos-gravimetric analysis (TGA) techniques. Sampling was completed using a static cone splitter (or riffle splitter historically).

•

Cores from the diamond core drilling provided samples for geotechnical and metallurgical test work and were collected as HQ3 (61mm) or PQ3 (83mm) full core using double or triple-tube techniques. The metallurgical sample interval was typically 6 m intervals (split at geological contact). Assay methodology was the same as those for chip samples.

•

A small amount of percussion (open hole) and dual rotary drilling was completed for hydrological purposes, however the results of these have only informed the geological interpretation to a limited extent.

• Bulk density (inclusive of natural moisture) was derived from validated geophysical downhole wireline gamma sondes.

•

Downhole geophysical data was routinely collected from drill holes using a standard set of wireline tools (natural gamma, magnetic susceptibility, density, caliper, resistivity and optical televiewer / acoustic televiewer) with WAIO maintaining a calibration hole for repeatability logging.

Drilling techniques	• RC was the main drilling technique and diamond core, percussion and dual rotatory techniques were used to a small extent depending on the requirements.

•

RC drilling rigs typically utilise a 140mm RC hammer face sampling bit to produce chip samples of the rock mass. Sample mass is collected via a rig mounted cyclone, which then drops down through a drop box into a static cone splitter (or five tier riffle splitter pre-2006) to produce a final sample split for assays and reject sample.

•

Diamond drilling has been completed typically using triple core barrels to collect HQ3 (61mm) or PQ3 (83mm) core. The core drilling has been done starting from surface or as an extension of RC drilling.

• Most of the drilling was orientated vertically.

•

Downhole deviation surveys are undertaken in long open holes (with no steel casings) using a 3-axis magnetometer, which measures both the dip amount and dip direction. An in-rod gyroscopic hole deviation survey is conducted for all holes longer than 250m.

Drill sample recovery	• RC drilling was set up to capture the entire sample and a qualitative assessment of sample recovery recorded in a drill hole log.

•

Sample weights were recorded at the laboratory upon receipt (and at the drill rig for field duplicates). Duplicate sample performance did not indicate any chemical bias because of inequalities in sample weights.

• Diamond core recovery was maximised using triple tube drilling for geotechnical and metallurgical test work.

• Diamond drill core recovery was assessed by measuring the length of core recovered in each drilling run and dividing that by the actual length of each drilling run.

• Sample recovery analysis has found no indication of sample bias occurring between sample recovery and grades or a preferential loss or gain of fine and coarse fractions of RC chips.

Logging	• All drill hole intervals were geologically logged using standard WAIO logging codes. Selected diamond holes were also logged for geotechnical information.

•

Geophysical wireline data including natural gamma (open hole and in-rod), magnetic susceptibility, density, caliper, and resistivity were collected for each drill hole. Optical (OTV) supplemented with Acoustic Televiewer (ATV) data was collected for selected portions of drill holes for structural analysis.

• All RC samples and diamond cores have been digitally photographed since 2003 and stored on WAIO network servers.

•

Wireline logging, using the Downhole Assay Tool (DHAT) was completed on selected RC and diamond drill holes for Quality Assurance and Quality Control (QAQC) purposes including assay sample verification.

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

Sub-sampling techniques and sample preparation

•

Wet drilling was implemented for all RC samples post 2014 to reduce risks associated with fibrous mineral intersections. Prior to 2014 drilling alternated between wet or dry depending on the RC technique utilised.

•

Historically, a small amount of RC samples were collected using a static cone splitter (or a 5-tier riffle splitter historically) connected to a rig mounted cyclone and field duplicates collected at the rate of 1 in 25 samples since the early 2000s. Sampling precision levels were considered appropriate, although these were not documented for the small amount of drilling prior to 2005.

• Diamond drill core was sampled as whole core over each sample interval with core loss measured and documented.

• All samples from dual-rotary or percussion (open hole) drilling were considered low-quality and discarded from use in the resource estimate.

•

Bulk sampling programs have been conducted across a range of WAIO deposits, where the entire reject sample from the rig mounted splitter was collected to assess representivity of the routine RC sample. RC samples were confirmed to be representative of the bulk sample.

•

Diamond core and RC samples were oven dried at 105°C and then weighed. The whole of each sample was then crushed so that at least 90% passes 2.8mm and was then split using a riffle splitter or a linear splitter so that approximately 2kg of the sample is retained. The retained split (or entire sample if it weighs less than approximately 3kg) was then pulverized in a ring pulverizer so that at least 95% of the split passes 160μm.

• Since 2014, hyper-spectral data has been collected for diamond core and RC samples, from pulverized laboratory samples.

•

Diamond core samples for geometallurgical studies were crushed and screened to produce lump and fines components. These were prepared in the same manner as the RC samples ahead of assay analysis. The coarse and fine assays were recombined to produce a head grade assay using sample weight averaging.

• WAIO’s standard RC and diamond drilling sub-sample sizes were considered appropriate for iron ore geochemistry in Pilbara based on the historical performance of similar samples over a long period.

Quality of assay data and laboratory tests

•

Assays for Fe, SiO2, Al2O3, P, MnO, CaO, K2O, MgO, S and TiO2 were determined through industry standard XRF techniques since the 1990’s. Loss on ignition (LOI) was determined through industry standard thermo-gravimetric analysis (TGA).

•

For drilling in 2002 until 2006, laboratory internal standards, duplicates after crushing and pulp repeats were in place as controls. Since 2006, duplicate RC samples, standards and blank samples inserted by WAIO employees were in place in addition to laboratory internal controls. Since 2007, Certified Reference Material (CRM) standards (owned by BHP and prepared by Ore Research & Exploration Lab) were inserted.

• Assay data acquired between the 1990’s to 2002 (~3%) has limited QAQC controls. The data is considered to be of acceptable standard for use.

•

Data quality of the geophysical wireline logging was monitored through calibration and borehole resurveys. Calibration of the standard logging tools, including the single density tool, was conducted fortnightly at a calibration / repeatability borehole.

•

A Downhole Assay Tool (DHAT) is used for independent assay QAQC verification. The DHAT utilises Pulsed Fast and Thermal Neutron Analysis (PFTNA) to measure elemental concentrations in a material. The tool collects the data within a 30 cm radius from the drill hole and therefore is considered a twin with the added benefit of minimized short scale geological variation.

•

The DHAT was calibrated by comparing the measured spectra against known conventional assay samples. Analytical drift was monitored by the validation of repeat logs over an extended period and instrumental stability is maintained by the repeat logging of a calibration hole located near Newman town. Only the major elements Fe, SiO2 and Al2O3 are used for QAQC analysis.

• The overall QAQC results were considered acceptable relative to industry standards in terms of precision and accuracy for iron deposit samples.

Verification of sampling and assaying	• Drill hole sample assays are cross verified against sample logging and downhole geophysical surveys before geological modelling peer reviews by qualified personnel.

•

The DHAT has been used in lieu of diamond twin drill holes since 2014. Twin assay results confirm the accuracy of the primary assay data. Nine diamond core twins completed prior to 2014 indicate no bias trends in pre-2007 drill data.

• Drill data is stored in the WAIO geoscience database, which has automated validation, restricted user access, standardised procedures and tracking of approved changes.

• Post-drilling geochemical and geophysical QAQC reports document validation against standard parameters. No adjustment to assay data was required.

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

Location of data points

•

Drill hole collar surveys (all holes) and down hole surveys (all holes unless collapsed) were selectively check repeated and within acceptable tolerance. Drill collar location was also checked compared to topographic wireframes. Down hole surveys were checked for survey artifacts (from environmental magnetic interference) and confirmed before use.

• The grid system used was the internal WAIO CPG94 and YAN94 local mine grid.

• The topographic surface is based on aerial photogrammetry, LIDAR and supplementary ground-based surveys. The topographic surface has a 5m resolution (±2.5m horizontal, ±1m vertical).

Data spacing and distribution

•

Most of the drilling has been completed to a final drill-out exploration grid spacing of 50mE by 50mN on the mineralised portions of the northern and southern fold limbs. Wider spaced drilling occurs distal to the main mineralisation zone.

•

The drill hole spacing is sufficient to establish geological and grade continuity for Mineral Resource estimation purposes and for the Mineral Resource classification applied under the 2012 JORC code guidelines

• No sample compositing to a bulk sample lot is completed prior to assay submission.

Orientation of data in relation to geological structure

•

Drilling has been completed mostly vertically, unless targeting a specific geological structure, and on an orthogonal grid pattern across mineralisation strike to achieve representative sampling of the deposit.

• The orientation of mineralisation relevant to drilling is not considered to have introduced any material sampling bias.

Sample security	• The sample chain of custody is managed by WAIO and is considered acceptable.
• Drill samples are collected, validated and submitted to assay laboratory by WAIO field staff. Transport is by road using an established third-party freight service.

• Reconciliation of sample submissions and results is completed at the laboratory and again by WAIO prior to finalisation in the WAIO geoscience database.

Audits or reviews	• An internal sample techniques and data collection audit in 2019 confirmed the suitability of the process and systems.
• An external drill hole database audit in 2020 confirmed the current database processes and systems.

• Inter-lab analytical checks have been undertaken with no conflicting results.

• Internal WAIO technical reviews have been completed. Sampling techniques and data collection are considered appropriate for bedrock iron deposits.

BHP | Operational review for the year ended 30 June 2026

Section 2 Reporting of Exploration Results

(Criteria listed in the preceding section also apply to this section.)

Criteria	Commentary

Mineral tenement and land tenure status

•

Ministers North project lies within Section 10 of the Mining Lease M266SA held pursuant to the Iron Ore (McCamey’s Monster) Agreement Authorisation Act 1972 (WA) with BHP Iron Ore (Jimblebar) Pty Ltd as the sole tenement holder. BHP’s economic interest in the Ministers North deposit is however 85%, with the remaining held by its joint venture partners namely Itochu Minerals and Energy of Australia Pty Ltd (8%) and Mitsui & Co. Iron Ore Exploration & Mining Pty Ltd (7%).

• There are currently no known or anticipated land tenure impediments which would prevent development of the resources on this tenure.

Exploration done by other parties	• Geological mapping and a very small amount of drilling was completed before 2000 by Goldsworthy Mining Limited before acquisition by BHP.

Geology

•

Bedrock mineralisation is supergene enriched banded iron formation style typical of the Central Pilbara region (Hamersley Range). The Brockman Iron Formation is the principal mineralised stratum at Ministers North. Minor pockets of detrital iron mineralisation overlie or are adjacent bedrock mineralisation.

•

Regionally, the Ministers North deposit is a portion of the hinge of the Wirriba Anticline. At deposit scale it is a gently dipping east-west doubly plunging anticline with shallowly dipping limbs in a north-south direction.

• Approximately 80% of bedrock mineralisation is above the water table.

Drill hole Information	• A total of 1,998 drill holes for a total of 164,179 m has been completed on the deposit, a summary of which is provided in the table below for holes utilised by the resource model estimate.

Program by Year	Reverse Circulation		Diamond Holes
	# Holes	Metres	# Holes	Metres
1995-2015	169	17,071	10	983
2016	510	43,160	14	1,261
2017-2018	476	39,425	29	2,066
2019	346	24,675	-
2020	381	28,473	-
2021	10	1,404	2	240
2022	24	2,715	-
2023	-		27	2,705
Total	1,916	156,923	82	7,256

• Additionally, 34 hydrological holes (4,477 m) with no or poor-quality assays were excluded from resource grade estimation.

Data aggregation methods	• RC drilling with a 3 m sample length is the dominant sampling method with these samples submitted to the assay laboratory and results used in geological modelling and mineral resource estimation.
• No grade truncations were undertaken.

Relationship between mineralisation widths and intercept lengths

•

Drilling programs used vertical and angled holes where required to intersect mineralisation as close to perpendicular as possible. Variable stratigraphic / mineralisation folding may still result in down-hole intercepts greater than true widths.

•

Stratigraphy is graphically modelled in section and three-dimensions from drilling and available surface mapping. Mineralisation has been preferentially constrained to enriched Dales Gorge and Joffre Members of the Brockman Iron Formation to represent the true thickness after accounting for stratigraphic, weathering and structural controls.

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

Diagrams	Figure 1: Location Map

Figure 2: Geological Map showing mineralisation footprint and drill holes

Figure 3: A typical geological cross-section (C-C’ looking west) showing stratigraphy, mineralisation and drill holes

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

Balanced reporting	• Not applicable as no Exploration Result is being reported for this deposit.

Other substantive exploration data	• Regional-scale mapping and detailed geological mapping from 1:20,000 down to 1:2,500 scale has been carried out at Ministers North.
• Airborne radiometric, magnetic and gravity surveys were undertaken by WAIO in mid-1990s / early 2000s over large parts of the Pilbara, including the Ministers North deposit.

• Diamond core drilling for metallurgical and geotechnical test work requirements of the study phases has been carried out as part of exploration drilling campaigns.

• Drilling for hydrological test work and monitoring has been completed.

Further work	• Tactical drilling and associated mine control model estimates will be undertaken to infill areas of lower confidence prior to mining.

BHP | Operational review for the year ended 30 June 2026

Section 3 Estimation and Reporting of Mineral Resources

(Criteria listed in section 1, and where relevant in section 2, also apply to this section.)

Criteria	Commentary

Database integrity

•

All drill data is captured electronically, verified and stored securely in the WAIO master geoscience database. The database has extensive automated and user-controlled validation steps to ensure data integrity and robust data storage.

• Validation checks ensure accurate data transfer between the master database and estimation software packages.

• Data undergoes a quality review prior to resource model use and is also validated visually by comparison to geological model domains.

Site visits

•

The Competent Person for Mineral Resource reporting visited the site in August 2024 to verify exploration drilling and associated technical information and to develop a detailed understanding of the geology of the deposit. They also visited a similar Brockman deposit in March 2026 to gain insight into exploration drilling and sampling activities there.

• There were no findings of concern from either visit.

Geological interpretation	• Based on the available data quality and quantity as well as the mineralisation style and continuity the Competent Person has confidence in the geological interpretation.

• Confidence levels of the geological interpretations were captured for geotechnical use.

• Geological interpretation was completed by WAIO geologists using drilling information, surface mapping data and geophysical imaging data.

•

Geological interpretations of stratigraphy, mineralisation and weathering produced a series of three-dimensional wireframes then used to construct the geological model and define the estimation domains.

•

Mineralisation is continuous with shape and grades influenced by stratigraphy, structure and weathering. The drill hole spacing is sufficient to capture geological characteristics, grades and density for the purpose of Mineral Resource reporting.

Dimensions

•

Ministers North deposit strikes approximately WNW-ESE with an along strike extent of approximately 5.8 km semi-continuous and an average plan width of 0.8 km, occurring in two parallel fold limbs (northern and southern). The mineralisation extends from surface to an average depth of 50 m and up to 300 m in some places.

Estimation and modelling techniques	• Eleven grade attributes (five major – Fe, P, SiO2, Al2O3, LOI and six minor – CaO, K2O, MgO, Mn, S, TiO2) and density were estimated using Isatis Neo software.
• Estimation domains are based on combinations of stratigraphy, weathering, mineralisation and structural or unfolded domains following exploratory data review.

•

Major bedrock and detrital mineralised domains were estimated using Ordinary Kriging (OK) with a post-processing step of Localised Uniform Conditioning (LUC) for the five major grade attributes (Fe, P, SiO2, Al2O3 and LOI) plus density (OK), and inverse distance weighting to the power of two (IDW2) for the six minors (CaO, MgO, TiO2, K2O, S, and Mn). Waste and small volume mineralised domains were estimated using IDW2 (11 grade attributes plus density). The Competent Person has deemed these methods to be appropriate for the purposes of estimating and publicly reporting Mineral Resources.

•

Estimation domains were restrained to a local volume of influence reflective of drill data support using estimation search pass distance, minimum and maximum selected composites and maximum composites per drillhole. No specific treatment of extreme outlier grades was required.

•

Estimation cell size and search parameters have been developed with consideration to the drill spacing, estimation method and likely mining dimensions. Panel estimate size (OK and LUC) was 50mE x 50mN x 4mRL (while final regularised selective mining unit (SMU) model output (LUC) was 10mE x 10mN x 4mRL).

•

Estimations were restricted by an initial search radius which captured the variability of composites along and across strike. A three-pass expanding search ellipse was applied to complete domain estimates.

•

The estimate was validated against input data using industry standard methods including visual and statistical evaluation using mean grade comparisons, performance parameters, swath plots, and stoichiometric reconstitution of analyte estimate results. This included comparison to previous resource estimate. The estimate was shown to be a reasonable reflection of the underlying geological domains and associated sample data.

Moisture	• Mineral Resource tonnages are estimated and reported on a wet basis inclusive of natural moisture.

• Density measures used in the estimate are inclusive of natural moisture with density measures made via down-hole wireline density (from geophysical gamma-gamma logging).

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

Cut-off parameters	• The cut-off grade for the Ministers North Brockman Mineral Resource is greater than or equal to 54% Fe.

•

Ministers North will be developed as a direct shipping ore operations like other mines of WAIO in the Pilbara. To meet product specifications of customers, mineralisation above these adopted cut-off grades have a reasonable prospect of economic extraction based on experience from WAIO’s other similar mines.

Mining factors or assumptions	• Based on the studies already completed, this deposit will be developed as an open pit mine like other WAIO mines in the region.

Metallurgical factors or assumptions

•

Ministers North is planned for development as a direct shipping ore operation like other operating mines of WAIO in the Pilbara. The ore will only be crushed and screened to produce a saleable iron ore product.

Environmental factors or assumptions	• WAIO has a rigorous approval process to ensure compliance with State and Federal Government regulations.
• Restricted access Heritage / Environmental sites occur on the deposit and have been flagged into the model using presumed mining stand-off slope angle of 30 degrees.

• A pre-mining water table surface delineates additional restricted access areas below this surface.

• The resource model has been coded for the potential of Acid and Metalliferous Mine Drainage (AMD).

• Potentially fibrous stratigraphy has been flagged within the resource model.

Bulk density

•

A dual receiver gamma-gamma density tool is used to measure the electron density of the formation surrounding the drill hole, which is then converted to an in-situ bulk density measurement. Since the measurement is adversely affected by severe caving in the hole, the caliper data is used to identify caved zones and exclude density data as required.

• This method of bulk density measurement is inclusive of natural moisture. The data is collected at 10cm intervals on the up-hole traverse on all available RC and diamond holes over the deposit.

• Density data is verified by QAQC logging and resurveys of geophysical surveys with a minimum of 5% of the total drilled meters on a project basis.

• All data is validated before being accepted for estimation use. Density has been estimated using the wireline data for each estimation domain (in a similar fashion to grade estimates).

Classification

•

The Mineral Resource was classified into Measured, Indicated and Inferred categories in accordance with the JORC Code definitions. Important factors influencing the classification included but not limited to:

– data density / spacing in three dimensions;

– geological continuity and/or complexity;

– location, assay, and geophysical data quality,

– grade variability;

– estimation quality; and

– the possibility of economic extraction.

• In the opinion of the Competent Person, the Mineral Resource estimate and its classification are appropriate for the style of mineralisation and incorporate all relevant factors from the deposit.

Audits or reviews

•

The process of Mineral Resource estimation has been subject to internal peer review at various stages and documented. The Mineral Resource estimate has been prepared or supervised by the Competent Person.

•

WAIO’s resource modelling process has also been subject to periodic review by BHP’s Resource Centre of Excellence and no material issues regarding the workflow with the procedures and process have been identified.

Discussion of relative accuracy/ confidence

•

WAIO operates multiple iron ore mines of Brockman ore type similar to Ministers North in the Pilbara region. The Mineral Resource data collection and estimation techniques used for Ministers North deposit are consistent with those applied at those operating mines.

• Reconciliation of actual production for the operating mines of WAIO, on an annual basis indicates reliability and high confidence in WAIO’s Mineral Resource estimates.

•

The relative accuracy and confidence of the resource estimates are deemed appropriate for their intended purpose of global Mineral Resource reporting and long-term mine planning and public reporting purposes.

BHP | Operational review for the year ended 30 June 2026

Section 4 Estimation and Reporting of Ore Reserves

(Criteria listed in section 1, and where relevant in section 2 and 3, also apply to this section.)

Criteria	Commentary

Mineral Resource estimate for conversion to Ore Reserves	• Modifying factors generated for the Ministers North Ore Reserves estimate were based on the most recent Mineral Resources estimate that was completed in February 2024.
• Along with this Mineral Resource estimate, the latest update of pit designs was used for estimating and reporting of Ore Reserves.
• The reported Ore Reserves for Ministers North deposit are of Brockman ore type as they are hosted in the Brockman Iron formation.

• The Mineral Resources are reported inclusive of Ore Reserves.

Site visits

•

The Competent Person for estimation and reporting of Ore Reserves has not visited this particular deposit but has had several visits across other WAIO Brockman deposits around and in the vicinity of Ministers North during their nine years of employment with WAIO.

•

This Ore Reserves estimate is based on the outcomes of technical studies, mine designs and mine plans prepared by the study discipline engineers, mine design engineer and mine planning engineer, all of whom have undertaken multiple site visits, most recently in February 2026. The Competent Person has reviewed and relied upon their inputs relating to site conditions, access, topography, geotechnical context and practical mining considerations.

•

In addition, the Competent Person has supervised the application of the modifying factors and reviewed the relevant study reports and the appropriateness of those factors. The Competent Person considers the information and work relied upon to be of sufficient quality and reliability to support the estimation and reporting of Ore Reserves.

Study Status	• A Definition Phase Study (BHP equivalent of a feasibility study, as defined in the JORC Code) was completed during 2026 to enable Mineral Resources to be converted to Ore Reserves.

Cut-off parameters	• Variable cut-off grade has been used for Ministers North Ore Reserves estimation, in alignment with several existing WAIO operations in the Pilbara.

•

Use of variable cut-off grade enables varying the head grade across the life of the deposit and achieve the desired product quality, and suitable for the characteristics of the ore body. The resulting average cut-off grade is approximately 58% Fe over the mine life.

Mining factors or assumptions

•

The Mineral Resources model for the Ministers North deposit was converted to a mining model (WAIO equivalent of a Reserve Model) by regularising the blocks to a block size of 10m E × 10m N × 4m RL which was determined to be the selective mining unit (SMU) following an analysis of a range of SMUs. The selected size of the SMU reflects the mining method, the mining equipment and integrity of the underlying resource model.

•

A conventional open-cut mining method (drill & blast, load & haul) using truck and shovel was selected, based on WAIO’s experience, historical performance and reconciliation at similar operations across Pilbara over the past 50 years.

• Product tonnages and grades have been modelled by applying geo-metallurgical models to the mining model.

•

Geotechnical studies were informed by assessments of 58 drillholes specifically drilled between 2012 and 2023 for geotechnical purposes on the surrounding host rock. Assessment of additional holes occurred in parallel with exploration drilling. Geotechnical parameters derived from these studies have been applied. The resultant inter-ramp slope angles (IRA) vary between 20° and 48° depending on the local rock mass and structural geological conditions. The geotechnical domain parameters guide the mine design to achieve the recommended IRA using a combination of single/double batter height, berm width and batter slope angle.

•

WAIO’s in-house software, BlasorFlow, which is based on the Lerch-Grossman (LG) algorithm, was used to undertake pit optimisation. The LG algorithm is industry standard and the pit optimisation outputs from BlasorFlow are similar to other industry standard software. Optimised pit limits are determined utilising the mining model together with cost, revenue and geotechnical inputs. The resultant pit shells were used to develop detailed pit designs with due consideration of geotechnical, geometric and access constraints including minimum mining width required for the mining equipment. The mine design parameters are comparable to other WAIO operations and suitable for type of mining equipment. These pit designs were used as the basis for mine plan and production schedules.

•

Ore loss (mining recovery) and dilution are applied by regularising the Mineral Resources model to the SMU size. The mining recovery factor after application of ore loss and dilution for Ministers North is approximately 95%.

• No Inferred Mineral Resources were used for the economic cashflow analysis that underpins the Ore Reserves. Inferred Mineral Resources are assigned costs only, with no revenue attributed.

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

•

The Mining fleet including drills, excavators, haul trucks will primarily be sourced from new procurement and supported from available fleet within the existing WAIO operations. Other mining activities such as ancillary mining equipment, mine services, workshop etc have been identified and will be sourced per the Definition Phase Study (DPS) mine plan requirements.

Metallurgical factors or assumptions

•

Geometallurgical models have been developed after adequate test work using appropriate PQ diamond core drilled from across the deposit and applied within the mining models for ore tonnage and grades. Modelling confirmed Ministers North has mineralogy typical of Brockman ore type.

• Ministers North will produce direct shipping ore Fines product, using standard dry crushing and screening.

•

Ore from the Ministers North deposit will be processed through the existing WAIO Yandi mine processing plant, with suitable modifications specific for the processing of Brockman ores for Iron Ore Fines product.

Environmental

•

Environmental studies have been undertaken to support the referral of the Ministers North Derived Proposal Request under Ministerial Statement 1105 (Part IV of the Environmental Protection Act 1986 (EP Act)).

• Several studies have been undertaken and completed during the Feasibility Study including:

– Air Quality Modelling

– Surface Water Modelling

– Terrestrial Fauna Surveys (including targeted surveys for Matters of National Environmental Significance and short-range endemic fauna surveys)

– Flora and Vegetation Surveys

– Subterranean Fauna Surveys

•

At this stage, the Ministers North mine plan does not include the mining of Mineral Resources below the water table. Any consideration of mining below the water table in future would require a comprehensive impact assessment on nearby environmental receptors and appropriate regulatory approvals.

•

Potential sources of AMD have been sampled in the deposit. The Ministers North deposit has a very low to low AMD risk based on the assessment of samples and rock characterisation from within the designed pit locations. This risk is adequately controlled by pit and waste dump designs and sequencing.

•

WAIO has prepared a Project Management Plan that sets out how the construction and operations of the Ministers North project will occur and be managed to avoid, minimise or mitigate their effect on aboriginal, cultural, heritage and social environmental values.

•

A Regulatory Mine Closure Plan (MCP) has been developed for Ministers North which documents the closure strategies for the project and incorporates the closure and rehabilitation requirements. This MCP has been updated in accordance with the Western Australia Department of Mines, Petroleum and Exploration (DMPE), Guideline for Preparing Mine Closure Plans.

Infrastructure	• Permanent access to site is via a new haul road (including a rail overpass) linking Ministers North to the existing BHP Yandi mine.

• Supporting infrastructure to be constructed at Ministers North includes:

– Mining administration and crew facilities

– Mining fleet maintenance and refuelling facilities

•

Power will be supplied via a new 33kv powerline connecting Ministers North to the existing BHP Yandi operations. Existing powerline infrastructure (BHP and third-party) will be relocated as required to support the mining operations.

• Water will be supplied from existing BHP operations.

• Existing camp facilities at the BHP Yandi mine site will provide accommodation for the Ministers North workforce

• Processing of Ministers North ore requires installation of a new crushing circuit at the BHP Yandi mine specifically for Brockman Ore.

• Existing infrastructure at BHP Yandi mine will be utilised for the screening and railing of Ministers North Ore.

• Ore will be railed to BHPs existing port facilities at Port Hedland. The existing port and rail networks have sufficient capacity to accommodate Ministers North ore.

Costs

•

Operating costs were derived from the internally approved WAIO two-year budget. Activity-based costs were developed using first-principles and validated through benchmarking against comparable WAIO operations.

• The capital costs are based on the DPS utilising experience from the construction of similar WAIO projects in the Pilbara.

• Exchange rates were forecast by analysing and forecasting macro-economic trends in the Australian and world economy.

• Transportation costs were based on existing operating experience at similar WAIO operations in the Pilbara.

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

• Allowances have been made for royalties to the Western Australian government and other private stakeholders. These are commercially sensitive and not disclosed.

• Sustaining capital costs estimates are based on the major equipment rebuild, replacement schedule and other capital required to sustain the production level.

Revenue factors

•

BHP uses a standardised and common process for deriving commodity prices forecast for all its assets, including iron ore. This involves generating long-term price curves based on industry capacity analysis, global commodity consumption and economic growth trends.

• WAIO uses the BHP group approved commodity price curves over the life of the project. This process of generating the commodity price curves is commercially sensitive and is not disclosed.

Market assessment

•

The supply and demand for iron ore is affected by a wide range of factors including changes in the global iron and steel consumption due to economic development and other circumstances. The demand for Australian iron ore by iron and steel producers mainly based in China, Japan and South Korea has been very solid over the past two decades and is forecast to continue in the future underpinned by steady growth in South-east Asia and India.

• WAIO aims to deliver products that are aligned with customer requirements and optimises the utilisation of its Mineral Resources and Ore Reserves, while remaining competitive in the market.

• It is planned that Ministers North will produce fine only product.

Economic

•

BHP has internal processes to generate economic inputs required for economic analysis including foreign exchange rates, discount rates, carbon pricing, and inflation rates. These processes are commercially sensitive and are not disclosed.

•

Economic analysis and sensitivity testing of the Ministers North project was completed in the DPS, which demonstrated a positive and sufficient net present value for the project as per BHP’s investment criteria. Commodity price is the primary sensitivity, and the project remains economically viable across a range of price assumptions (low to high).

Social

•

BHP has a suite of policies and procedures in place that ensure appropriate consideration and management of any potential community or human rights impacts of its operations, capital projects and investment decisions (both positive and negative) in line with public commitments set out in BHP’s Human Rights Policy Statement and Indigenous Peoples Policy Statement.

• There were no Human Rights risks identified for the Project.

•

BHP and the Banjima People, the Traditional Owners and Native Title holders of the area under the Native Title Act (1993), maintain a positive and structured engagement focused on ongoing collaboration that delivers mutual benefits and supports localised agreement-making.

•

Banjima and BHP have entered into a Comprehensive Agreement and an Indigenous Land Use Agreement (ILUA) that includes cultural, social, and economic outcomes for both parties and confirms Banjima’s ongoing support for BHP operations on Banjima Country.

• Free, Prior, and Informed Consent (FPIC) for the Ministers North Project was obtained at the Heritage Advisory Council (HAC) meeting in May 2025.

•

The Ministers North Development Plan has been endorsed by the Banjima HAC in May 2025. This approval covers the Heritage Exclusion Zones, sites planned to be impacted, agreed stand-off distances from locations of Aboriginal Cultural Heritage that are of the utmost significance and importance to Banjima.

Other	• Project risks were managed in accordance with the BHP Risk Management framework.

• Appropriate risk assessments have been undertaken, and no material naturally occurring risks have been identified.

Classification

•

Proved Ore Reserves are derived from the Measured Mineral Resources and Probable Ore Reserves are derived from the Indicated Mineral Resources. No Ore Reserves are derived from the Inferred Mineral Resources. This classification reflects a high level of confidence in the modifying factors, supported by demonstrated reconciliation performance from comparable WAIO operations.

• No Probable Ore Reserves were derived from the Measured Mineral Resources.

• The Ore Reserves estimate and classification appropriately reflect the Competent Person’s views of the deposit and the outcome of technical and economic studies.

Audits or reviews

•

An external independent review of the Ministers North Ore Reserves estimation was completed by Snowden Optiro in May 2026. There were no material issues identified with the Ore Reserves estimation process and no actions recommended from this review.

BHP | Operational review for the year ended 30 June 2026

Criteria	Commentary

Discussion on relative accuracy / confidence

•

WAIO currently mines multiple orebodies with characteristics similar to the Ministers North deposit. The Ore Reserves estimation techniques utilised for Ministers North are consistent with those applied at comparable existing WAIO operations.

•

The relative accuracy and confidence of the modifying factors are supported by detailed study inputs, historical operating experience at WAIO and validation of actual performance against prior estimates, including operating cost performance. These are deemed appropriate for their intended purpose of global Ore Reserves reporting and short to medium-term production planning.

•

Reconciliation of actual production with Ore Reserves estimates for operating WAIO mines demonstrates high level of accuracy, on an annual basis. This indicates reliability and high confidence in WAIO’s Ore Reserves estimation techniques.

• The accuracy and confidence of the modifying factors for the Ore Reserves estimate are consistent with the current level of study (Feasibility Study).

BHP | Operational review for the year ended 30 June 2026

Variance analysis relates to the relative performance of BHP and/or its operations during the 12 months ended 30 June 2026 compared with the 12 months ended 30 June 2025, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. FY26 and medium-term unit cost guidance ranges are based on exchange rates of AUD/USD 0.65 and USD/CLP 940, and for Copper SA by-product prices of US$2,900/oz for gold, and US$70/lb for uranium. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this release: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), Direct Reduced Iron (DRI), dry metric tonnes (dmt); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimetre (g/cm3), grams per tonne (g/t); high-potential injury (HPI); joint venture (JV); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); Memorandum of Understanding (MOU); million tonnes (Mt); million tonnes per annum (Mtpa); percentage point (ppt); ounces (oz); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 28 - Subsidiaries of the Financial Statements in BHP’s 2025 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Resolution, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
Mobile: +61 411 071 715	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Amanda Saunders	Adam Sanderson
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North America	Americas

Megan Hjulfors	Li Hua
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Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: 16 July 2026	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary